Mayer Brown LLP

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Tel +1 212 506 2500
October 1, 2021	Fax +1 212 262 1910
www.mayerbrown.com

VIA EDGAR AND OVERNIGHT DELIVERY

Todd Schiffman U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Sagaliam Acquisition Corp.

Registration Statement on Form S-1

Filed May 26, 2021

File No. 333-256473

Dear Mr. Schiffman:

This letter is being furnished on behalf of Sagaliam Acquisition Corp. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter, dated June 22, 2021, to Barry Kostiner, Chairman and Chief Executive Officer of the Company. The text of the Staff’s comments has been included in this letter below in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. In addition, on behalf of the Company, we are hereby filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) with the Commission.

Registration Statement on Form S-1

Prospectus Summary, page 1

1.	Please revise your summary section to clarify that the low price that your sponsor paid for the founder shares creates an incentive whereby your sponsor could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. Please also include a risk factor to discuss this risk.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

U.S. Securities and Exchange Commission

October 1, 2021

The Company has revised the summary section on page 9 and the proposed business section on page 83 to clarify this point. The Company also included at these pages a cross-reference to “Risk Factors – Risks Relating to Our Securities – The value of the founder shares following completion of our initial business combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of our ordinary shares at such time is substantially less than $10.00 per share” which highlights this risk.

Financial Advisory Services, page 8

2.	We note the disclosure that the financial advisory services being provided by Palladium are independent from those being provided by the underwriters. Please revise to describe the services being provided by Palladium in connection with this offering. Please also disclose in this section the advisory compensation shares that will be issued to Palladium. Finally, please file your agreement with Palladium as an exhibit to the registration statement or tell us why it is not required to be filed.

The Company respectfully advises the Staff that the Company will not be engaging Palladium in connection with this offering. As such, Palladium will not be providing any advisory services to the Company. The Company has removed all references to Palladium in the Registration Statement.

Limited Payment to Insiders, page 27

3.	Reference is made to the second bullet point. With regard to officers’ cash salaries, provide further clarification of the services to be provided in light of (1) your status as a shell company, (2) the officers’ obligations to other entities, and (3) disclosure indicating that the officers are not required to allocate a minimum percentage of time to you. Also, disclose the individual salary amounts for each officer as you have done on page 104. Finally, we note that Exhibit 10.8 does not specify the individual salary amounts. Tell us whether there is another compensation agreement relating to the salaries.

The Company has revised the Registration Statement on pages 29 and 107 to include the respective officer’s salary information and clarified the services to be provided by these officers in light of the Company’s status as a shell company and the officers’ obligations to other entities. In addition, also on page 29, the Company has included disclosure indicating that the officers are not required to allocate a minimum percentage of time to the Company. Corresponding disclosure regarding the foregoing has also been on page 107 for consistency. The Company has filed employment agreements relating to the salaries as Exhibits 99.6, 99.7 and 99.8 to the Registration Statement.

U.S. Securities and Exchange Commission

October 1, 2021

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, page 58

4.	Reference is made to the first paragraph where you state that for actions under the Securities Act, “the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction.” The second paragraph of this risk factor and the fourth paragraph on page 122 state, “unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.” Please reconcile the disclosure.

The Company has reconciled the disclosure on page 61.

Rights, page 119

5.	Please explain the reference to “forum provisions” in Section 7.3 of the Form of Rights Agreement and describe these provisions, including risk factor disclosure, as appropriate.

The Company has amended the Form of Rights Agreement to clarify the forum provision in Section 7.3 and has refiled Exhibit 4.4. The Company has also added a risk factor on page 57 in the “Risk Factors” section addressing this provision in the Rights Agreement.

* * *

If you have any questions regarding the foregoing, feel free to contact Thomas Kollar at +852 2843 4260 or Brian Hirshberg at (212) 506-2176. Thank you for your assistance.

Sincerely,

Thomas Kollar

Mayer Brown LLP

cc:	Barry Kostiner, Chief Executive Officer
Sagaliam Acquisition Corp.